Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	TUESDAY, JULY 23 2013

Performance Statistics

On-Time Experience

American	Mon	MTD	Target
D-0	50.5	50.2	59.1
A+14	73.0	71.8	76.4

Eagle
D-0	39.0	50.0	66.0
A+14 DOT	49.1	62.4	75.7

Every Bag Counts

American	Mon	MTD*	DOT Standard
	2.82	3.08	3.00

* DOT claims per 1000 customers

Announcements

» American Continues Fleet Renewal with Delivery of First Airbus A319

Taking the next step forward in creating a more modern, fuel-efficient fleet, American today welcomes its first Airbus A319 aircraft, the first of 260 planned Airbus narrowbody deliveries. American and Airbus celebrated this important milestone with a special delivery ceremony at the Airbus manufacturing facility in Hamburg, Germany. The Airbus A319 will offer customers modern technology and increased comfort onboard, including leather seats, Wi-Fi and in-seat entertainment throughout the aircraft. In addition, customers will be able to stay connected throughout their travels with individual universal power outlets and USB jacks at every seat. Watch the video of the A319 being built on new Jetnet’s News page.

» Pay Page on Classic Jetnet Goes Away July 31

You can find all pay-related information on new Jetnet in the People Space under Time and Money. With all of the resources that you currently access on the Pay tab moved, we’ll begin to remove that information from classic Jetnet. This brings us another step closer to our goal of having all of your Jetnet needs in one place. Take a look and remember the date. On July 31, the classic Jetnet Pay page will no longer be accessible. Take a quick tour of the Time and Money section to familiarize yourself with the page.

Non-Rev Travel to Jamaica Discouraged through Aug. 15

Non-rev travel to and from Jamaica – including both Kingston and Montego Bay – will be extremely difficult through Aug. 15 due to very high load factors driven by several major events, including the Jamaica Independence celebrations. In addition, due to the closure of the Wyndham Hotel in Kingston, there are no hotel rooms available there.

AMR in the News

From The Miami Herald

Miami Hub Will Stay Crucial to American after Merger

Miami remains as important as ever to American as the company prepares to bring its merger with US Airways in for a landing, said CEO Tom Horton. “I would say it is the most important airline franchise in the world, in my opinion,” Horton said of American’s Miami-based operation that includes Mexico, the Caribbean, and Latin America. “I think that sort of tells you how we feel about it at the new American. It is extremely important to us.” The Miami hub, which has 328 daily departures, is adding more service to Brazil later this year with flights to Curitiba and Porto Alegre. Flights between Miami and Milan, Italy, start in late November. American has added 220 jobs in the past quarter in Miami, including flight attendants and home-based reservations representatives.

oneworld News

From ATWOnline

Airbus Delivers 1,000th A330 to Cathay Pacific

Cathay Pacific took delivery of its 39th Airbus A330-300 on Friday in Toulouse, marking the 1,000th delivery of the widebody twin-engine aircraft. The oneworld carrier’s first A330 entered service in 1995. The A330 program was launched in 1987. Its first flight was in 1992 and entry into service was in 1994 with French carrier Air Inter. Cathay also operates 11 A340-300s, which should be phased out by the end of the decade. Cathay Pacific has 22 A350-900s and 26 A350-1000s on order with deliveries scheduled beginning in 2016.

Industry News

From the Chicago Business Journal

United Putting New Winglet on Boeing 737 Fleet

A Boeing 737-800 aircraft operated by United, retrofitted with the new Split Scimitar winglet, took its maiden flight last week in Everett, Wash. In January, United served as the launch customer for this innovative winglet when it made a firm commitment with Aviation Partners Boeing to retrofit its 737-800 fleet. In June, United also announced its commitment to retrofit its 737-900ER fleet. This new winglet design demonstrates significant aircraft drag reduction over the basic blended winglet configuration United uses on its current fleet. United said it expects the new Split Scimitar winglet to result in approximately a 2 percent fuel savings for the 737. Once the Split Scimitar winglets are installed, the combined winglet technology in place on United’s 737, 757 and 767 aircraft are expected the save the airline more than $200 million per year in fuel jet costs. United will begin retrofitting its 737-800 and 737-900ER fleet with the new winglet beginning early next year, once testing and FAA certification of the winglets are complete.

Crude Oil and Jet Fuel

Closing Fuel Prices for Monday, July 22

Crude oil was $106.91 a barrel, down $1.14 from the previous day.

Jet fuel price was $123.03 a barrel, down $1.28.

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JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.